Form 10KSB, Exhibit 13
period 1995-09-30
RESOURCE AMERICA INC
filed 1995-12-29
CIK 83402

THIS PAGE IS INTENTIONALLY LEFT BLANK

REPORT OF INDEPENDENT AUDITORS



Stockholders and Board of Directors
Resource America, Inc.


We have audited the accompanying consolidated balance sheets of Resource America, Inc., and subsidiaries as of September 30, 1995, and 1994, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Resource America, Inc., and subsidiaries as of September 30, 1995, and 1994 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                   /s/ Grant Thornton LLP

                                   Cleveland, Ohio
                                   November 23, 1995

CONSOLIDATED BALANCE SHEET
Resource America, Inc.
Years Ended September 30, 1995 and 1994

                                                           1995         1994

ASSETS
Current Assets
     Cash and cash equivalents                       $2,457,432    $2,597,556
     Accounts and notes receivable                    1,303,556     1,136,656
     Inventory                                          128,488       135,614
     Prepaid expenses and other current assets           34,557       115,345
     Total current assets                             3,924,033     3,985,171
Property and Equipment
     Oil and gas properties and
     equipment (successful efforts)                  24,039,762    28,682,497
     Gas gathering and transmission facilities        1,514,127     1,485,323
     Other                                            1,072,243     1,018,609
                                                     26,626,132    31,186,429
     Less accumulated depreciation,
     depletion, and amortization                    (14,043,455)  (17,841,564)
                                                     12,582,677    13,344,865
Investments in Real Estate Loans                     17,991,415    10,385,587
Restricted Cash                                         904,409     5,768,439
Other Assets
    (less accumulated amortization
     of $907,722 and $857,182)                        2,147,430     1,311,620
                                                    $37,549,964   $34,795,682


                                                           1995          1994
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
     Accounts payable                                  $721,673      $739,777
     Accrued liabilities                                516,066       426,640
     Accrued income taxes                                    -        100,000
     Current portion of long-term debt                   91,000        88,000
     Total current liabilities                        1,328,739     1,354,417
     Long-term Debt, net of current portion           8,522,682     8,627,014
     Deferred Income Taxes                            1,147,000       674,000
     Commitments and Contingencies                           -             -
STOCKHOLDERS' EQUITY
     Preferred Stock, $1.00 par value,
       1,000,000 authorized shares, none issued              -             -
     Common Stock, $.01 par value                         8,179         8,179
     Additional paid-in capital                      19,214,210    19,136,420
     Retained earnings                               10,532,719     7,979,509
     Less treasury stock, at cost                    (2,721,437)   (2,437,437)
     Less loan receivable from ESOP                    (482,128)     (546,420)
          Total stockholders' equity                 26,551,543    24,140,251
                                                    $37,549,964   $34,795,682

See accompanying notes to consolidated financial statements.

Consolidated Statement of Operations
Resource America, Inc.
Years Ended September 30, 1995 and 1994



                                                          1995          1994

REVENUES
     Real estate finance                            $6,114,258     $2,522,472
     Oil and gas production                          3,452,327      3,441,752
     Gas gathering and transmission                    382,638        354,566
     Well services                                     973,242      1,153,306
     Financial services                                377,272        379,019
     Interest                                          148,331        135,546
                                                    11,448,068      7,986,661
COSTS AND EXPENSES
     Production and transmission                     1,563,628      1,414,060
     Well services                                     789,940        877,646
     Financial services                                174,994        208,762
     Real estate                                       800,970        248,000
     Exploration                                       229,962        634,734
     General and administrative                      2,119,187      1,708,008
     Depreciation, depletion, and
        amortization                                 1,334,956      1,346,602
     Interest                                        1,091,027        310,332
     Other - net                                        (2,028)        22,274
                                                     8,102,636      6,770,418
     Income from operations                          3,345,432      1,216,243
OTHER INCOME (EXPENSE)
     Loss on sale of property                           (1,305)        (7,610)


Income before income taxes                           3,344,127      1,208,633

Provision (benefit) for income taxes                   630,000       (100,000)

     Net income                                     $2,714,127     $1,308,633

Net income per common share - primary                 $3.47           $1.83

Weighted average common shares outstanding             795,800        715,400

Net income per common share - fully diluted           $3.45           $1.69
Weighted average common shares outstanding             795,800        774,700






See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity
Resource America, Inc.
Years Ended September 30, 1995 and 1994



                                                Additional                                                         Total
                                Common Stock    Paid-in       Retained         Treasury Stock          ESOP Share Stockholders'
                             Shares    Amount   Capital       Earnings     Shares        Amount         Amount      Equity
Balance, September 30, 1993  817,912   $8,179   $19,036,420   $6,670,876   (115,545)   $(2,243,374)   $(610,711)  $22,861,390
Treasury shares acquired                                                    (15,857)      (194,063)                  (194,063)
Warrants issued                                     100,000                                                           100,000
Repayment of ESOP loan                                                                                   64,291        64,291
Net income                                                     1,308,633                                            1,308,633

Balance, September 30, 1994  817,912    8,179    19,136,420    7,979,509   (131,402)    (2,437,437)    (546,420)   24,140,251
Treasury shares acquired                                                    (21,298)      (284,000)                  (284,000)
Cash dividends                                                  (160,917)                                            (160,917)
Warrants issued                                      77,790                                                            77,790
Repayment of ESOP loan                                                                                   64,292        64,292
Net income                                                     2,714,127                                            2,714,127
Balance, September 30, 1995  817,912   $8,179   $19,214,210  $10,532,719   (152,700)   $(2,721,437)   $(482,128)  $26,551,543

Consolidated Statement of Cash Flows
Resource America, Inc.
Years Ended September 30, 1995 and 1994

                                                      1995              1994

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                    $2,714,127         $1,308,633
  Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation, depletion, and amortization    1,334,956          1,346,602
    Amortization of discount on senior note
      and deferred finance costs                    74,020             21,684
    Deferred income taxes                          473,000           (160,000)
    Gain on dispositions and investments        (1,727,227)        (1,088,159)
    Property impairments and abandonments           56,497            547,342
    Change in operating assets and liabilities:
      (Increase) decrease in accounts receivable    81,084            (46,439)
      Decrease in prepaid expenses and other
        current assets                              80,788             70,805
      Increase (decrease) in accounts payable     (291,272)           227,492
      Increase (decrease) in accrued income taxes (100,000)           100,000
      Accretion of discount                     (1,175,887)          (346,151)
      Increase in other current liabilities         50,494            300,804
      (Increase) decrease in inventory               7,126            (24,147)
  Net cash provided by operating activities      1,577,706          2,258,466
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of business, less cash acquired     (876,535)                -
  Capital expenditures                            (817,139)        (1,036,545)
  Proceeds from sale of assets                  10,348,220          2,156,881
  Increase in other assets                         (59,452)          (540,774)
  Increase in investments in real estate loans (14,708,125)        (3,097,812)
    Net cash used in investing activities       (6,113,031)        (2,518,250)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term borrowings                           2,000,000          8,000,000
  Dividends paid                                  (160,917)                -
  (Increase) decrease in restricted cash         4,864,030         (5,046,728)
  Increase in other assets                              -            (642,425)
  Principal payments on debt                    (4,523,912)           (21,248)
  Purchase of treasury stock                      (284,000)          (194,063)
  Short-term borrowings                          2,500,000                 -
    Net cash provided by financing activities    4,395,201          2,095,536
Increase (decrease) in cash and cash equivalents  (140,124)         1,835,752
Cash and cash equivalents at beginning of year   2,597,556            761,804
Cash and cash equivalents at end of year        $2,457,432         $2,597,556






See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Resource America, Inc.
September 30, 1995 and 1994

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Resource America, Inc., and its wholly owned subsidiaries ("the Company") and its pro rata share of the assets, liabilities, income, and expenses of partnerships in which the Company has an interest. All material intercompany transactions have been eliminated.

OIL AND GAS PROPERTIES
The Company follows the successful efforts method of accounting. Accordingly, property acquisition costs, costs of successful exploratory wells, all development costs, and the cost of support equipment and facilities are capitalized. Costs of unsuccessful exploratory wells are expensed when determined to be nonproductive. The costs associated with drilling and equipping wells not yet completed are capitalized as uncompleted wells, equipment, and facilities. Geological and geophysical costs and the costs of carrying and retaining undeveloped properties, including delay rentals, are expensed as incurred. Production costs, overhead, and all exploration costs other than costs of exploratory drilling are charged to expense as incurred.

Unproved properties are assessed periodically to determine whether there has been a decline in value, and if such decline is indicated, a loss is recognized. The Company compares the carrying value of its oil and gas producing properties to the estimated future cash flow from such properties, less applicable income taxes in order to determine whether the carrying value of such properties should be reduced. No adjustment was necessary as of September 30, 1995, or 1994.

On an annual basis, the Company estimates the costs of future dismantlement, restoration, reclamation, and abandonment of its gas and oil producing properties. Additionally, the Company evaluates the estimated salvage value of equipment recoverable upon abandonment. At September 30, 1995, the Company's evaluation of equipment salvage values was greater than or equal to the costs of future dismantlement, restoration, reclamation, and abandonment.

DEPRECIATION, DEPLETION, AND AMORTIZATION
Proved developed oil and gas properties, which include intangible drilling and development costs, tangible well equipment, and leasehold costs, are amortized on the unit-of-production method using the ratio of current production to the estimated aggregate proved developed oil and gas reserves. The net book value of producing properties is limited to the value of their future net cash flow based on unescalated prices and costs less a provision for estimated income taxes.
Depreciation of property and equipment,
other than oil and gas properties, is computed using the straight-line method over the estimated economic lives, which range from 3 to 25 years.

Intangible assets consist primarily of contracts acquired through acquisitions recorded at fair value on their acquisition dates and the excess of the acquisition cost over the fair value of the net assets of a business acquired (goodwill). The contracts are being amortized on a declining balance method over their respective estimated lives, ranging from 5 to 13 years. Goodwill is being amortized on a straight-line basis over 15 years.
Cash and cash equivalents

The Company considers temporary investments with a maturity at the date of acquisition of 90 days or less to be cash equivalents.

RESTRICTED CASH
The Company's restricted cash is invested in short-term highly-liquid investments. Classified as a noncurrent asset, it represents collateral for a portion of the Company's long-term debt.

Supplemental disclosure of cash flow information:
                                                    1995          1994
     Cash paid (refunded) during the year for:
          Interest                                $1,103,527     $22,812
          Income Taxes                               254,981     (40,000)

LIMITED PARTNERSHIPS
A substantial portion of the Company's activities and revenues are attributable to limited partnerships ("Partnerships") in which it serves as general partner and assumes the customary rights and obligations for the Partnerships. As the general partner in these various limited partnerships, the Company is liable for partnership liabilities and can be liable to limited partners if it breaches its responsibilities with respect to the operations of the limited partnerships.

The Company is entitled to receive management fees, reimbursement for administrative costs, and to share in the Partnerships' revenue and costs and expenses according to the respective Partnership agreements. Such fees and reimbursements are recognized as income and included in financial services revenue. Amounts reimbursed for costs incurred as operator of a partnership property for the years ended September 30, 1995, and 1994 were $119,000 and $178,000, respectively, and have been offset against general and administrative expense. The Company includes in its operations the portion of the Partnerships' revenues and expenses applicable to its interests therein.

INCOME TAXES
The Company recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between the financial statement and tax bases of assets and liabilities and carryforwards utilizing enacted rates. Deferred tax provision or benefit represents the change during the year in the deferred tax asset and liability balances.

EARNINGS PER SHARE
Earnings per common share - primary are determined by dividing net income by the weighted average number of common shares and common share equivalents outstanding during each period. Common share equivalents include shares issuable under the terms of various stock option and warrant agreements (see Notes 3 and 6). Fully diluted earnings per share reflect additional dilution related to stock options and warrants due to the use in that computation of the market price f the Company's shares at the end of the period, which price is higher than the average price for the period.

RECLASSIFICATIONS
Certain reclassifications have been made to the 1994 consolidated financial statements to conform with the 1995 presentation.


NOTE 2 - TRANSACTIONS WITH RELATED PARTIES

The Company administers the activities of certain partnerships that it sponsors (see Note 1). Well service revenues primarily represent services provided to Partnerships and joint ventures managed by the Company.

The Company acquired limited partners' interests in and purchased wells from various oil and gas partnerships for which the Company served as the general partner. The aggregate purchase price of these acquisitions was $133,000 and $623,000 in 1995 and 1994, respectively.

In accordance with industry practice, the Company charges each producing well in the Partnerships and joint ventures a fixed monthly overhead fee and a proportionate share of certain lease operating expenses. These charges are to reimburse the Company for certain operating and general and administrative expenses.

The Company has been engaged to provide financial reporting and data processing services to certain real estate partnerships sponsored by others. The general partners of such partnerships may be deemed to be indirect affiliates or associates of an officer of the Company. Financial services revenues include $25,000 and $46,000 in 1995 and 1994, respectively, for the billings of these services. Amounts due from these real estate partnerships amounted to $27,600 at September 30, 1994.

A law firm in which an officer of the Company holds "of counsel" status provides legal services to the Company. The Company and its subsidiaries paid the firm approximately $562,000 and $464,000 during 1995 and 1994 for legal services primarily related to the purchase and restructuring of real estate loans and the placement during fiscal 1994 of the $8,000,000 senior secured note referred to in Note 3.

In addition, during 1994 the Company retained an individual who is associated with the Chairman of the Company in other business ventures, to perform due diligence services in connection with the placement of the $8,000,000 senior secured note referred to in Note
3. The Company paid approximately $76,000 to this individual during 1994.

The Company holds real estate loans with respect to sixteen properties owned by third parties. These properties are managed by a corporation in which an officer of the Company is an officer and minority shareholder. Management fees payable under the management agreements are subordinated to receipt by the Company of minimum required debt service payments under the loans.

The Company maintains depository and investment accounts in a bank subsidiary of JeffBanks, Inc., in which the Chairman of the Company serves as a director. The Chairman's wife is a director and executive officer of JeffBanks, Inc. During the first quarter of fiscal 1995, the Company also borrowed $2,500,000 from Jefferson Bank, a subsidiary of JeffBanks, Inc. The Company repaid this loan in the third quarter of fiscal 1995 with long-term financing obtained from an insurance company.

NOTE 3 - LONG-TERM DEBT

Long-term debt consists of the following:


                                                            September 30,
                                                        1995            1994
Mortgage note payable to a bank, secured by real
estate, monthly installments of approximately
$3,300 including interest at 3/4% above the
prime rate through May 2002 (rate of 9.5% at
September 30, 1995)                                  $241,347        $265,262

Loan payable to a bank, secured by a certificate
of deposit, 20 equal semiannual installments of
$32,143 through February, 2003, and quarterly
payments of interest at 84% of the prime rate
through July 1996 (rate of 7.35% at
September 30, 1995), at which time the rate
converts to 1/2% above the prime rate through 2003
(See Note 6)                                          482,128         546,419

9.5% senior secured note payable, interest due
semi-annually, principal due May 2004               7,890,207       7,903,333
                                                    8,613,682       8,715,014
Less amounts payable in one year                       91,000          88,000
                                                   $8,522,682      $8,627,014

The long-term debt maturing over the next five years is as follows:
1996 - $91,000; 1997 - $94,000; 1998 - $97,000; 1999 - $101,000;
and 2000 - $105,000.

In May 1994, the Company privately placed with an insurance company at 9.5%, a senior secured note in the principal amount of $8,000,000 together with an immediately exercisable detacable warrant to purchase, at any time through May 24, 2004, 160,000 shares, subject to adjustment, of the Company's common stock at an exercise price of $9.50 per share. The value assigned to the warrant ($100,000) has been accounted for as paid-in capital, resulting in a discount which is being amortized on a straight-line basis over the life of the note. The note is collateralized by substantially all of the Company's oil and gas properties and certain of the Company's Real Estate Loans (see Note 10). Among other restrictions, the note agreement limits the payment of dividends, requires the insurance company's consent to mergers and the sale of substantial assets, limits the Company's incurring additional indebtedness, and requires the maintenance of certain financial ratios. At September 30, 1995 and 1994, the Company was in compliance with such covenants.

NOTE 4 - INCOME TAXES

The following table details the components of the Company's income tax expense for the years 1995 and 1994.

                                                   1995         1994

Provision (benefit) for federal income tax
Deferred                                        $473,000     $(160,000)
Current                                          157,000        60,000
                                                $630,000     $(100,000)

A reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate is as follows:

                                                     1995     1994
     Statutory tax rate                                34%     34%
     Statutory depletion                               (4)     (18)
     Non-conventional fuel credits                     (1)     (4)
     Adjustment of prior  year's accruals              (3)     (7)
     Adjustment to valuation allowance for deferred
          tax assets                                   (7)     (9)
     Other                                               -     (4)
                                                        19%     (8%)

The components of the net deferred tax liability are as follows:

                                                          September 30,
                                                    1995              1994
Deferred tax assets:
    Statutory depletion carryforward               $634,000        $1,300,000
    Investment tax credit carryforwards
    (less valuation allowance of $271,000 in 1994)  122,000           113,000
Alternative minimum tax credit carryforwards        221,000           268,000
Interest receivable                                 120,000                -
Other items, net                                         -             25,000
                                                  1,097,000         1,706,000

Deferred tax liabilities:
    Excess of tax over book depreciation,
    depletion, and amortization                  (2,138,000)       (2,311,000)
    ESOP benefits                                  (106,000)          (69,000)
                                                 (2,244,000)       (2,380,000)
    Net deferred tax liability                  $(1,147,000)        $(674,000)

At September 30, 1995, the Company had a $122,000 investment tax credit carryforward, and a $1,864,000 statutory depletion carryforward available for federal income tax reporting purposes. Additionally, the Company has an alternative minimum tax credit carry over of $221,000 which can reduce regular income taxes in future years.

The investment credit carryforward, if unused, will expire in varying amounts from 1996 to 2001. There is no expiration date for the utilization of statutory depletion carry overs and alternative minimum tax credit carry overs.

NOTE 5 - STOCKHOLDERS' EQUITY

REPURCHASE OF COMMON STOCK
In 1993, the Board of Directors of the Company authorized management to develop a definitive program to offer to purchase all shares of its common stock held in accounts of fewer than 100 shares. The purpose of this offer was to reduce the relatively high costs incurred by the Company in servicing its many stockholders with small holdings. Management devised a plan to purchase such shares at a price of $12.00 per share to holders of record as of the close of business on July 15, 1994. Approximately 57,000 shares were eligible for purchase under the plan. In September and October, 1994, the Company purchased 13,901 and 3,267 shares held in 386 and 89 accounts, respectively. In addition to the shares acquired under the definitive program, in August, 1995, the Company repurchased 13,076 shares in a private and unrelated transaction at a cost of $183,000.

NOTE 6 - EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN
During 1989, the Company established an Employee Stock Ownership Plan ("ESOP"), to which it sold 60,000 newly-issued shares for $1,200,000. The ESOP is a qualified non-contributory retirement plan to acquire shares of the Company's common stock for the benefit of all employees 21 years of age or older and who have completed 1,000 hours of service for the Company. Contributions to the ESOP are made at the discretion of the Board of Directors. The ESOP borrowed the funds to purchase the shares under a seven year bank term loan that was guaranteed by the Company. In February 1993, this loan was retired and refinanced by a loan from the Company, which borrowed the funds for such loan from another bank (see Note 3).

The stock purchased by the ESOP with the money borrowed is held by the ESOP trustee in a "suspense account." On an annual basis, a portion of the common stock is released from the "suspense account" and allocated to participating employees. Any dividends on ESOP shares are used to pay principal and interest on the loan. As of September 30, 1995, there were 45,451 shares allocated to participants and 8,570 suspense shares. Compensation expense related to the plan is based upon principal and interest payments to the bank less dividends paid to ESOP shares, such expense amounted to $91,300 and $94,800 for the years ended September 30, 1995, and 1994, respectively.

The loan from the bank to the Company is payable in semiannual installments through February 1, 2003. The loan from the Company to the ESOP is payable on a quarterly basis through August 1, 1996. Both the loan obligation and the unearned benefits expense (a reduction in shareholders' equity) will be reduced by the amount of any loan principal payments made by the Company and ESOP, respectively.

EMPLOYEE SAVINGS PLAN
The Company has an Employee Retirement Savings Plan and Trust under
Section 401(k) of the Internal Revenue Code which allows employees to defer up to 10% of their income on a pretax basis through contributions to the savings plan. The Company matches up to 100% of each employee's contribution. Included in general and administrative expenses are $28,100 and $20,000 for the Company's contributions for the years ended September 30, 1995, and 1994, respectively.

STOCK OPTIONS
Under the Company's 1984 Key Employee Stock Option Plan, officers and certain key employees may be granted options to purchase shares of stock at an option price of not less than the fair market value on the date of the grant. The plan also provides for the grant of Stock Appreciation Rights ("SAR's") to accompany the grant of options. A right entitles the holder to benefit from market appreciation in the Company's stock subject to the right between the date of grant and the date of exercise without requiring any payment on the part of the holder. Upon exercise of a right, the holder is entitled to receive an amount of stock (or, at the election of the Board of Directors, cash) equal in value to the amount of such appreciation.

A total of 20,000 shares was originally reserved for issuance under the plan. The exercise of SAR's on 16,000 shares has reduced the number of shares reserved to 4,000, for which options were outstanding at September 30, 1995, at an exercise price of $7.75 per share. To exercise any part of an option, an optionee must remain in the continuous employment of the Company for one year after the date of grant.

In January 1990, the stockholders approved the Resource America, Inc., 1989 Key Employee Stock Option Plan ("Plan"). The Plan, for which 70,000 shares have been reserved, provides for the issuance of Incentive Stock Options and Non-qualified Stock Options ("Options") and SAR's. The Plan is administered by a Compensation Committee ("Committee") of the Board of Directors consisting of at least two members of the Board, neither of whom can receive Options or SAR's under the Plan. The Committee may grant to eligible employees Options to purchase shares or SAR's and, at its discretion, may set terms and conditions required of a recipient as a condition to his exercise of the Option or SAR. At September 30, 1995, Options for a total of 68,000 shares were outstanding at a weighted-average exercise price of $8.09 per share.

Options under either plan become exercisable as to 25% of the optioned shares each year after the date of grant, and expire not later than ten years after grant.

A summary of the changes in shares under option for both plans follows:


                                            (number of shares)
     Years ended September 30,                1995        1994
     Outstanding, October 1                  72,000     72,000
     Outstanding, September 30               72,000     72,000
     Exercisable, September 30               36,000     18,000
     Available for grant, September 30        2,000      2,000

NOTE 7 - FORMATION OF LIMITED PARTNERSHIPS

In 1990, the Company sponsored the Resource America 1990 Pipeline
Income Program ("1990 Program"), a limited partnership which purchased a pipeline system from the Company.

The Company had guaranteed that the limited partners will receive cash distributions during each of the first two years of the operation of the 1990 Program equal to 12% of their capital contributions to the 1990 Program. To the extent that cash flow to the Program was less than 12%, the Company contributed sufficient capital to the 1990 Program to allow the guaranteed distributions to be made. The Company believes the amount contributed ($299,000), for which it is entitled to be repaid on a preferential basis upon termination of the 1990 Program, will be realized upon final disposition of the pipeline.

In December 1989, the Company had a final closing on its Resource America 1989 Pipeline Income Program ("1989 Program"). Similar to the 1990 Program, the Company had guaranteed a 12% return on invested capital to investors during the first two years of the 1989 Program's operations. The Company contributed sufficient capital to the 1989 Program to allow the guaranteed distributions to be made. The Company believes the amount contributed ($394,000), for which it is entitled to be repaid on a preferential basis upon termination of the 1989 Program, will be realized upon final disposition of the pipeline.

The limited partners in both Programs have the right to sell their interests in the Programs to the Company following the fifth anniversary of the respective Program's closing at a price equal to
4.5 times the cash flow per unit during the fifth year of partnership operations, subject to a maximum sale price of $50,000 per unit. The limited partners may also cause the sale of the pipeline after the fifth year of partnership operations.

In October 1994 and January 1995, in accordance with the terms of the limited partnership agreements, the Company purchased 20 units in the 1989 Program for a total cost of approximately $240,000. In October 1995, the Company extended an offer to purchase 36 units in the 1990 Program for approximately $9,700 per unit. In November,1995, a total of four units were repurchased by the Company at a total cost of approximately $38,000.

NOTE 8 - ACQUISITION

Effective September 1, 1995, the Company acquired Fidelity Leasing Corporation ("FLC"), an equipment leasing company, for $1,456,000 in cash (including related expenses) and assumed $312,000 in liabilities. The acquisition was accounted for as a purchase and, accordingly, FLC's assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The purchase price resulted in an excess of costs over net assets acquired (goodwill) of approximately $558,000, which will be amortized on a straight line basis over 15 years. FLC manages seven equipment leasing partnerships.

The following pro forma results of operations give effect to the above acquisition as though it had occurred on October 1, 1993:


(in thousand except per share amounts)          1995        1994
     Revenue                                 $13,473     $10,342
     Net Income                                2,865       1,664
     Net Income per common share                3.60        2.33

The pro forma results of operations have been prepared for comparative purposes only and do not purport to present actual operating results had the acquisition been made at the beginning of each year, or of results which may occur in the future.

NOTE 9 - INDUSTRY SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company operates in two principal industry segments - real estate and energy. Segment data for the years ended September 30, 1995, and 1994 are as follows:

(in thousands of $)                1995     1994
Revenue:
     Real estate                 $6,114     $2,522
     Energy                       4,808      4,950
     Unidentified industries        378        379
     Corporate                      148        136
                                 11,448      7,987

Depreciation, Depletion, and Amortization:
     Real estate                     37         37
     Energy                       1,208      1,221
     Unidentified industries         46         47
     Corporate                       44         41
                                  1,335      1,346

Operating Profit (Loss):
     Real estate                  4,444      1,819
     Energy                         804        179
     Unidentified industries        136        116
     Corporate                   (2,039)      (898)
                                  3,345      1,216

Identifiable Assets:
     Energy                      13,738     14,469
     Real estate                 18,225     10,489
     Unidentified industries      1,043        101
     Corporate                    4,544      9,737
                                 37,550     34,796
Capital Expenditures:
     Real Estate                    172          2
     Energy                         637        982
     Unidentified industries         -          -
     Corporate                        8         53
                                   $817     $1,037

Operating profit (loss) represents total revenueless operating expenses, excluding interest and general corporate expenses. A portion of executive salaries, included in their entirety in general and administrative expenses on the Company's Consolidated Statement of Operations, have been allocated to each segment based on the time spent in each area of the business.

The Company's natural gas is sold under contract to various purchasers. Gas sales to one purchaser individually approximated 15% and 16% of total revenues for the years ended September 30, 1995 and 1994, respectively. Interest and fees earned from one borrower approximated 24% of total revenues for the year ended September 30, 1995.
NOTE 10 - INVESTMENTS IN REAL ESTATE LOANS

     At September 30, 1995 and 1994,the Company held real estate loans having aggregate face values of $51,680,000 and $24,929,000, respectively, which were being carried at aggregate costs of $17,991,000 and $10,386,000, respectively. The following is a summary of the changes in the carrying value of the Company's investments in real estate loans for the years ended September 30, 1995 and 1994:

                                                  1995                1994


Balance, beginning of period                     $10,385,587      $7,072,888
  New real estate loans                           13,588,000       2,996,263
  Additions to existing loans                      1,299,696         717,525
  Accretion of discount                            1,175,886         602,151
  Gains on sale of loan participations and
    refinancings (revenue contribution)            1,728,531       1,095,769
          Proceeds (cash):
             Refinancings                         (2,555,285)     (2,099,009)
             Participations                       (7,631,000)             -

     Balance, end of period                      $17,991,415     $10,385,587

Investments in Real Estate Loans at September 30 consists of:

                                                                     September 30,
                                                                  1995               1994


Property 001     Subordinated wraparound note, face value of
$4,500,000, secured by residential real estate located in
Pittsburgh, PA, interest at 14.5%, due October 31, 1998          $2,334,850     $2,189,589


Property 002     Mortgage note, face value of $1,080,000, secured
by residential real estate located in Philadelphia, PA, interest at 12%, due October 31, 1998.  In June 1995, the Company sold a senior participation in this mortgage for $600,000, resulting in a gain of $100,000 and a remaining face value due the Company of
$562,000                                                            147,972        574,453


Property 003     Mortgage note, face value of $1,312,000, secured
by residential real estate located in Philadelphia, PA, interest at 2 1/2% over the monthly national median annualized cost of funds for SAIF-insured institutions as announced by the Federal Deposit
Insurance Corporation, due October 31, 1998.  In June 1995, the
Company sold a senior participation in this mortgage for $896,000, resulting in a gain of $209,000 and a remaining face value due the
Company of $479,000                                                 189,347        833,305

Property 004     Mortgage note, face value of $4,234,000, secured
by commercial real estate located in Pittsburgh, PA, interest at
10.6%, due October 31, 1998.  In June 1995, the Company sold a senior participation in this mortgage for $840,000, resulting in a gain of $146,000 and a remaining face value due the Company of
$3,498,000                                                          675,805      1,226,403


Property 005     Mortgage note, face value of $4,389,000, secured
by residential real estate located in Philadelphia, PA, interest at
2% over the yield of one-year United States Treasury securities, due July 31, 1998.  In January 1995, the owner of the Property refinanced the mortgage note with an unaffiliated party,
simultaneously paying the Company $934,000 toward principal and
interest on this loan                                                    -       1,352,925

The Company received a note,subordinated to the unaffiliated party, face value of $3,559,000, secured by an unrecorded deed on the same property and on the same terms in exchange for the
above referenced mortgage note                                      724,422             -

Property 006     Mortgage note, face value of $1,798,000, secured
by residential real estate located in Margate, NJ, interest at the
Chase Manhattan Bank prime rate (but not less than 9% nor greater than 15.5%), due January 1, 2003.  In June 1995, the Company sold a senior participation in this mortgage for $685,000, resulting in a gain of $92,000 and a remaining face value due the Company of
$1,370,000                                                          424,749      1,102,015


Property 007     Note, face value of $1,776,000, secured by a
judgment lien, relating to real estate located in St. Cloud, MN,
interest at 10%, due December 31, 2014                              489,196        615,976


Property 008     Mortgage note, face value of $4,629,000, secured
by commercial real estate located in Alexandria, VA, interest at
1/2% over the Maryland National Bank prime rate, due October 31,
1998.  In June 1995, the owner of the property refinanced the mortgage note with an unaffiliated party, simultaneously paying the
Company $840,000 toward principal and interest on this loan              -       2,132,921

The Company received a  note, subordinated to the unaffiliated party,  face value of $4,165,000, secured by the same property and on the same terms, in exchange for the above referenced
mortgage note                                                     1,469,899             -

Property 009     Wraparound note, face value of $12,000,000
consisting of a first mortgage held by the Company of $9,000,000 secured by commercial real estate located in Washington,
D.C., a note, face-value of $350,000, and a $3,000,000
second mortgage held by an unrelated party, interest at
12%, due November 30, 1998                                        9,252,716             -


Property 010     Mortgage note, face value of $1,211,000, secured
by residential real estate located in Philadelphia, PA, interest at 3% over the Federal Home Loan Bank of Pittsburgh rate, due
September 2, 1999.  In June 1995, the Company sold a senior
participation in this mortgage for $600,000, resulting in a gain of
$227,000 and a remaining face value due the Company of $710,000
                                                                    107,450        358,000



Property 011     Mortgage note, face value of $900,000, secured by
commercial real estate located in Washington, D.C., interest at 1
1/2% over the First Union National Bank rate, due September 30,
1999. In June 1995, the Company sold a senior participation in this mortgage for $685,000, resulting in a gain of $77,000 and a
remaining face value due the Company of $317,000                    289,504             -



Property 012     Mortgage notes, face value of $1,485,000, secured
by residential real estate located in Philadelphia, PA, interest at
2% over the Mellon Bank prime rate, due October 31, 1999.  In
August, 1995, the owner of the property refinanced the mortgage note with an unaffiliated party, simultaneously paying the company
$655,000 toward principal and interest on this loan.  The Company now holds a note, subordinated to the unaffiliated party,  face value of $747,000, secured by the same property and on the same
terms                                                               545,077             -




Property 013     Mortgage notes, face value of $1,962,000, secured
by residential real estate located in Philadelphia, PA, varying interest rates from 9 1/2% to 14.5%, due December 2, 1999.  In
June 1995, the Company sold a senior participation in this mortgage for $1,160,000, resulting in a gain of $381,000 and a remaining
face value due the Company of $931,000                              195,092             -


Property 014     Mortgage note, face value of $3,000,000, secured
by commercial real estate located in Pasadena, CA, interest at
2.75% over the average cost of funds to FSLIC-insured savings and loan associations, 11th District (but not less than 5.5% nor greater than 15.5%), due May 1, 2001.  In September, 1995, the
Company sold a senior participation in this mortgage for $2,000,000 resulting in a gain of $499,000 and a remaining face value due the
Company of $975,000                                                 295,608             -


Property 015     Subordinated wraparound note, face value of
$3,500,000, secured by residential real estate located in New
Concord, NC, interest at 12%, due August 25, 2000                   146,765             -





Property 016     Subordinated wraparound note, face value of
$5,198,000, secured by real estate located in Rancho Cordova, CA,
interest at 8.5%, due December 31, 2019                             702,963             -

                                                                $17,991,415    $10,385,587

During June 1994, the Company received $2,099,000 including accrued interest of $128,000 for a mortgage loan with a face value of $3,435,000 and a carrying value, exclusive of interest, of $976,000. This transaction resulted in a pre-tax gain of $1,095,000, which is included in real estate finance revenues.

As referenced above, in June and September 1995, the Company sold senior participations in seven and one real estate loans, respectively, to an insuance company, pursuant to which the Company agreed to replace any non-performing loan with a similar but performing loan. In addition, the Company issued to the insurance company warrants to purchase 40,000 and 84,465 shares of the Company's common stock at the then market prices of $9.50 and $11.75 per share, respectively. The value assigned to the warrants ($77,800) has been accounted for as paid-in capital.

Further, as referenced above, owners of three properties on which the Company held mortgage notes refinanced those Notes with unaffiliated parties. The Company received payments of principal and interest on these mortgage notes as well as new notes, subordinated to the new first mortgage notes placed on the properties by the unaffiliated parties.
NOTE 11 - SUBSEQUENT EVENT

CASH DIVIDEND
On October 24, 1995, the Board of Directors of the Company approved a dividend of $.25 per share of common stock payable on November
30, 1995 to holders of record as of November 17, 1995.

SPECIAL STOCKHOLDERS MEETING
On October 16, 1995, the Company's shareholders authorized an amendment to the Certificate of Incorporation of the Company to effect a division of the Company's Common Stock into two classes, Class A Common Stock and Class B Common Stock. The Company's existing Common Stock is designated as Class A Common Stock. Class B Common Stock is currently reserved for issuance upon the exercise of certain warrants held and yet to be issued under prior commitment to Physician's Insurance Company of Ohio. This action did not affect the number of authorized or outstanding shares of Common or Preferred Stock. As a result, of the 3,500,000 shares of Common Stock authorized, 2,500,000 shares is authorized as Class A Common Stock and 1,000,000 shares is authorized as Class B Common Stock, of which 665, 212 shares and zero shares, respectively, were outstanding at that date. Class A Common Stock and Class B Common Stock have the same relative rights in all matters except for the election of directors.

At this same meeting, the shareholders also approved an amendment to the Company's 1989 Key Employee Stock Option Plan to increase the number of shares as to which options may be granted from 70,000 shares to 140,000 shares.

NOTE 12 - SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

Results of operations for oil and gas
producing activities
                                                Year Ended September 30,

(in thousands of $)                                  1995          1994
  Revenues                                         $3,452         $3,442
  Production costs                                 (1,502)        (1,369)
  Exploration expenses                               (230)          (635)
  Depreciation, depletion, and amortization          (922)          (977)
  Income taxes                                         -              -
  Results of operations for producing activities     $798           $461

Capitalized costs related to oil and gas producing activities
The components of capitalized costs related to the Company's oil and gas producing activities (less impairment reserve of $30,000 in 1995 and $49,954 in 1994) are as follows:

                                                                    1995              1994

  Proved properties                                             $22,416,417           $26,903,003
  Unproved properties                                               649,962               703,317
  Pipelines, equipment, and other interests                       2,487,508             2,561,500
     Total                                                      $25,553,887           $30,167,820

  Accumulated depreciation, depletion, and amortization         (13,589,493)          (17,381,995)
     Net capitalized costs                                      $11,964,394           $12,785,825

COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES
The costs incurred by the Company in its oil and gas activities during 1995 and 1994 are as follows:

                                              1995          1994
     Property acquisition costs:
     Unproved properties                $     5,373        $     220
     Proved properties                      388,392          794,585
     Exploration costs                      217,941          144,334
     Development costs                      211,313          214,747

OIL AND GAS RESERVE INFORMATION

The Company's estimates of net proved developed oil and gas reserves and the present value thereof have been verified by E.E.
Templeton & Associates, Inc., an independent petroleum engineering firm.

The Company's oil and gas reserves are located within the United States. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future net revenues and the timing of development expenditures. The reserve data presented represent estimates only and should not be construed as being exact. In addition, the standardized measures of discounted future net cash flows may not represent the fair market value of the Company's oil and gas reserves or the present value of future cash flows of equivalent reserves, due to anticipated future changes in oil and gas prices and in production and development costs and other factors for which effects have not been provided.

The standardized measure of discounted future net cash flows is merely information provided for the financial statement user as a common base for comparing oil and gas reserves of enterprises in the industry.

                        Gas          Oil
                    (mcf)          (bbls)

     Balance - September 30, 1993           10,465,818         261,824

     Purchases of reserves in-place          2,835,913          53,111
     Current additions                            -                 -
     Sales of reserves in-place                (1,865)             (66)
     Revisions to previous estimates          (26,065)          15,992
     Production          (1,161,685)          (34,002)
     Balance - September 30, 1994          12,112,116          296,859

     Purchases of reserves in-place           893,104           23,284
     Current additions                        430,330            3,641
     Sales of reserves in-place               (79,294)            (628)
     Revisions to previous estimates          624,471           14,423
     Production          (1,198,245)          (36,420)
     Balance - September 30, 1995          12,782,482          301,159

Presented below is the standardized measure of discounted future net cash flows and changes therein relating to proved developed oil and gas reserves. The estimated future production is priced at year-end prices. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the proved developed reserves based on year-end cost levels. The future net cash flows are reduced to present value amounts by applying a 10% discount factor.

                                                                    1995           1994

Future cash inflows                                                $30,257,454     $30,334,494
Future production and development costs                             15,199,823)    (15,071,229)
Future income tax expense                                           (1,260,450)       (961,919)
Future net cash flows                                               13,797,181      14,301,346
Less 10% annual discount for estimated timing of cash flows         (5,987,477)     (6,340,083)
Standardized measure of discounted future net cash flows            $7,809,704      $7,961,263

The following table summarizes the changes in the standardized measure of discounted future net cash flows from estimated production of proved developed oil and gas reserves after income taxes.

                                                                          1995             1994
Balance, beginning of period                                              $7,961,263     $7,281,849

Increase (decrease) in discounted future net cash flows:
Sales and transfers of oil and gas, net of related costs                  (1,869,399)    (1,344,839)
Net changes in prices and production costs                                  (186,722)      (239,502)
Revisions of previous quantity estimates                                     417,560         69,501
Extensions, discoveries, and improved recovery less related costs            252,604             -
Purchases of reserves in-place                                               612,008      1,916,920
Sales of reserves in-place, net of tax effect                                (46,306)        (1,425)
Accretion of discount                                                        841,775        760,714
Net change in future income taxes                                           (240,218)      (131,190)
Other                                                                         67,139       (350,765)

Balance, end of period                                                    $7,809,704     $7,961,263

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INTRODUCTION
The Company's results of operations for the years ended September 30, 1995, and 1994 and its financial condition at September 30, 1995, are discussed in the following paragraphs and should be read in conjunction with its consolidated financial statements.

RESULTS OF OPERATIONS
REVENUE
Real estate finance revenues represent interest and fees earned and gains recognized on real estate loans owned by the Company. Real estate finance revenues increased 142% to $6,114,000 in fiscal 1995 from $2,522,000 in fiscal 1994. This increase was attributable to an increase in the average amount of real estate loans outstanding and gains recognized on the sale of participations in loans held by the Company. During 1995, the Company purchased seven real estate loans, for a total cost of $13,588,000 as compared to three loans for a total cost of $2,996,000 in fiscal 1994. The Company also realized gains of $1,729,000 in connection with the sale of participation interests in eight loans during fiscal 1995 as compared to $1,096,000 on the refinancing of one loan in fiscal 1994.

Total oil and gas revenues remained constant for fiscal 1995 as compared to the prior year. Gas revenues decreased 3% due to a 6% decrease in the average price per mcf of natural gas produced partially offset by a 3% increase in production volumes for the year ended September 30, 1995, as compared to 1994. Oil revenues increased by 14% due to a 6% increase in the average price per barrel of production and a 7% increase in production volumes for the year ended September 30, 1995, as compared to 1994.

The Company continues to experience normally declining production from its properties located in New York State. This decline was almost totally offset by the acquisition of additional well interests in Ohio. In addition, the Company participated in the drilling of three successful exploratory wells and recompleted one successful developmental well during 1995. The impact on revenues from these wells, however, will not be fully realized or reflected on the Company's financial statements until fiscal year 1996.

A comparison of oil and gas sales, daily production volumes, and average sales prices for the years indicated is as follows:

                                1995       1994

Sales (thousands)
     Gas                     $ 2,762     $2,851
     Oil                         610        535
     Production Volumes
     Gas (mcf/day)             3,283      3,183
     Oil (bbls/day)              100         93
     Average Sales Prices
     Gas (per mcf)             $2.31      $2.45
     Oil (per bbl)             16.74      15.74

Gas gathering and transmission revenues increased 8% in 1995 over the prior year. This increase resulted from the repurchase of limited partnership interests in a pipeline operated by the Company (see Note 7).

Well services revenues decreased 16% from fiscal 1994 to 1995 as a result of a decrease in the number of wells operated for limited partners.
Costs and expenses
Real estate finance expenses rose significantly in 1995 compared to the prior year. This increase was the result of higher legal and personnel costs associated with the expansion of the Company's real estate financing activities.

A comparison of the Company's production costs as a percentage of oil and gas sales, and the production cost per equivalent unit for oil and gas for 1995 and 1994, is as follows:



Production Costs        1995     1994
     As a % of sales     44%       40%
     Gas (mcf)         $1.06     $1.00
     Oil (bbl)          6.36     6.01


Production and transportation costs increased 11% from fiscal 1994 to fiscal 1995. This increase was due to the acquisition of limited partners' interests in a pipeline and oil and gas partnerships for which the Company serves as general partner, and increased workover costs in the Company's Ohio fields of operation.

Exploration costs decreased significantly from the prior year due to higher impairment and abandonment of non-producing properties and dry hole costs in fiscal 1994. During 1995, the Company's participation in two exploratory dry holes and lease impairments totalled $56,000. During 1994, the Company's participation in two exploratory dry holes and the determination that an exploratory well drilled in a previous year was not capable of economic production along with lease impairment totalled $547,000.


Depreciation, depletion, and amortization consist primarily of amortization of costs relating to oil and gas properties. Amortization of oil and gas property costs as a percentage of oil and gas revenues was 27% in 1995 and 28% in 1994. The variance from year to year is directly attributable to changes in the Company's oil and gas reserve quantitis, product prices, and fluctuations in the depletable cost basis of oil and gas properties.

General and administrative expense increased 24% for the year ended September 30, 1995. This increase was a result of the payment of incentive compensation and a reduction in administrative fees earned. Administrative fees charged to wells operated by the Company represent a direct reduction to the Company's general and administrative expense. The number of wells operated for third parties by the Company has decreased as compared to the prior year as a result of the liquidation of some partnerships in which the Company earned fees associated with its duties as general partner.

The increase in interest expense reflects an increase in borrowings. In May 1994, the Company privately placed an $8,000,000 senior secured note with an insurance company (see Note 3). In
December, 1994, the Company borrowed $4,500,000 which was repaid in June 1995 ($2,500,000) and September 1995 ($2,000,000).


LIQUIDITY AND CAPITAL RESOURCES
Sources and (uses) of cash for the two years ended September 30, 1995, are as follows:


(in thousands of $)             1995        1994
     From operations          $1,578     $ 2,258
     Investing activities     (6,113)     (2,518)
     Financing activities      4,395       2,096
                              $ (140)     $1,836


The Company had $2,457,000 in cash and cash equivalents on hand at September 30, 1995, down from $2,598,000 a year ago. The Company's ratio of current assets to current liabilities was 2.9:1 on both September 30, 1995 and 1994. Working capital at September 30, 1995, was $2,595,000, as compared to $2,631,000 at September 30,
1994.


Cash provided by operating activities decreased $681,000, or 30%, during 1995, as compared to the prior year. This decrease wa primarily the result of changes in net working capital.


The Company's cash used in investing activities increased
$3,595,000, or 143%, during 1995, as compared to the prior year, the result of an increase in cash used to fund real estate financing activities ($3,419,000).


Cash used for capital expenditures decreased $219,000, or 21%, during 1995, due to a decrease in purchases of additional working interests in wells operated by the Company.

The Company's cash flow provided by financing activities increased $2,300,000 during 1995, as compared to the prior year. During fiscal 1995, the Company was able to release for corporate investment purposes $4,864,000 in previously restricted cash which served as partial collateral security for an $8,000,000 senior note.


The Company's capital spending is predominantly discretionary - the ultimate level of spending will depend on, among other things, the Company's assessment of investment opportunities in the real estate finance, energy and equipment leasing industries. In real estate, the Company will continue to expand its mortgage portfolio as, and when, economically attractive opportunities become available. In energy, the Company will seek to add to its reserve base through selected acquisition of producing properties and further development of the Company's mineral interests. The Company has recently entered the equipment leasing industry and will seek, and expects to find, attractive opportunities with which to expand its activities.


The Company's growth will be dependent upon the continued availability of funds at satisfactory terms and rates which the Company uses principally to finance acquisitions of real estate loans. The Company may obtain required funds from a variety of sources, including internal generation of funds, borrowings, financings through the placement of notes and the sale of equity. The Company has pursued a policy of expanding its real estate finance activities, which focuses on the purchase of discounted real estate mortgage loans. To provide funding for such activities, in May, 1994, the Company sold an $8,000,000 senior secured note to an insurance company. In December, 1994, a mortgage held by the Company was refinanced which resulted in the Company receiving cash substantially in excess of its investment. In May, 1995, the insurance company committed to provide additional funding through the purchase of participations in mortgages held or to be acquired by the Company in a total amount of $10,000,000, of which $2,369,000 remained available at September 30, 1995. During fiscal 1995 the Company also received $2,429,000 through the refinancing by conduits of three mortgages held by the Company.

In fiscal 1995, $161,000 or $.25 per share was paid in dividends. The determination of the amount of future cash dividends, if any, to be declared and paid is in the sole discretion of the Company's Board of Directors and will depend on the various factors affecting the Company's financial condition and other matters the Board of Directors deems relevant.

INFLATION AND CHANGES IN PRICES
Inflation affects the Company's operating expenses and increases in those expenses may not be recoverable by increases in finance rates chargeable by the Company. Inflation also affects interest rates and movements in rates may adversely affect the Company's profitability.

The Company's revenues and the value of its oil and gasproperties have been and will continue to be affected by changes in oil and gas prices. Oil and gas prices are subject to fluctuations which the Company is unable to control or accurately predict.

ENVIRONMENTAL REGULATION
A continued trend to greater environmental and safety awareness and increasing environmental regulation has resulted in higher operating costs for the oil and gas industry and the Company. The Company believes environmental and safety costs will continue to increase in the future. To date, compliance with environmental laws and regulations has not had a material impact on the Company's capital expenditures, earnings, or competitive position. The Company has not received any notices from any regulatory agency regarding violations of environmental laws. The Company monitors environmental laws and believes it is in compliance with applicable environmental regulations. The Company is unable to predict the impact of future laws and regulations on the Company's operations.

ACCOUNTING MATTERS
Upon the recommendation of the Audit Committee, approved by the Board of Directors, Grant Thornton LLP served as the Company's independent auditors during fiscal 1995 and 1994. It is not expected that a representative of Grant Thornton LLP will be present at the annual meeting.

CORPORATE STOCK
The Company's common stock is traded in the over-the-counter market and appears on the NASDAQ National Market System under the symbol "REXI." As of December 22, 1995, there were 664,636 shares outstanding (excluding treasury shares) held of record by 821 holders of record. The following table sets forth the quarterly high and low closing sale prices and dividends paid for the periods indicated after such date.

1995 (Fiscal)            High        Low     Dividends Paid
     First Quarter     $13.75     $11.75     $   -
     Second Quarter     13.50      11.75         -
     Third Quarter      15.25      11.75         -
     Fourth Quarter    24.375      13.50        .25

1994(Fiscal)            High        Low      Dividends Paid
     First Quarter     $9.75     $8.375      $   -
     Second Quarter     9.50      8.25           -
     Third Quarter     10.00      8.125          -
     Fourth Quarter    13.50      9.125          -

CORPORATE INFORMATION

DIRECTORS


CARLOS C. CAMPBELL (2) (3)
President of C.C. Campbell and Company (a management consulting firm)

EDWARD E. COHEN (4)
Chairman of the Board and President
Resource America, Inc.

JOHN R. HART (1) (3)
President of Physicians Insurance Company of Ohio

ANDREW M. LUBIN (1) (4)
President of Delaware Financial Group, Inc. (a private investment firm)

ALAN D. SCHREIBER, M. D. (1) (2)
Founder and Chief Scientific Officer of
CorBec Pharmaceuticals, Inc.

MICHAEL L. STAINES
Senior Vice President and Secretary
Resource America, Inc.

JOHN S. WHITE (2) (3)
Chairman of the Board and Chief Executive Officer of DCC Securities Corporation (a securities brokerage firm)

(1)     Member, Audit Committee
(2)     Member, Compensation Committee
(3)     Member, Investment Committee
(4)     Member, Nominating Committee

EXECUTIVE OFFICERS

EDWARD E. COHEN
Chairman of the Board and President
FREDDIE M. KOTEK
Senior Vice President
NANCY J. MCGURK
Vice President - Finance and Treasurer
SCOTT F. SCHAEFFER
Senior Vice President
JEFFREY C. SIMMONS
Vice President - Energy
MICHAEL L. STAINES
Senior Vice President and Secretary

10-KSB
A copy of the Resource America, Inc., annual report on Form 10-KSB as filed with the Securities and Exchange Commission is available to stockholders by written request to the executive office.

ANNUAL MEETING
The Annual Meeting of Stockholders of the Company will be held on Tuesday, March 12, 1996, at 9:00 a.m. at 1521 Locust Street -
Fourth Floor, Philadelphia, Pennsylvania, 19102.

SHARES LISTED
Over-the-Counter, NASDAQ National Market System
Symbol:  REXI

EXECUTIVE OFFICES:
1521 Locust Street
Philadelphia, Pennsylvania 19102
(215) 546-5005

ENERGY OPERATIONS:
2876 South Arlington Road
Akron, Ohio  44312
(216) 644-6626

LEASING OPERATIONS:
7 East Skippack Pike
Suite 275
Ambler, Pennsylvania  19002
(215) 619-2800

REGISTERED OFFICE:
2317 Pennsylvania Avenue
Wilmington, Delaware 19806
(303) 654-6611